As filed with the Securities and Exchange Commission on March 9, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

WAVECOM S.A.

(Name of Subject Company)

WAVECOM S.A.

(Name of Person(s) Filing Statement)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share

(Title of Class of Securities)

943531103

(CUSIP Number of Class of Securities)

Ronald D. Black

Chief Executive Officer

Wavecom S.A.

3, esplanade du Foncet

92442 Issy-Les-Moulineaux Cedex, France

Tel: +33 1 46 29 08 00

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Linda Hesse	Daniel Mitz
Renaud Bonnet	Stephen Gillette
Jones Day	Jones Day
120 rue du Faubourg Saint-Honoré	1755 Embarcadero Road
75008 Paris, France	Palo Alto, CA 94303
Tel : +33 1 56 59 39 39	Tel : (650) 739 – 3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 to the Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2009 (as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8 and 9 thereto, the “Statement”) by Wavecom S.A. (the “Company”), a French société anonyme. The Statement relates to the tender offer made by Sierra Wireless France SAS (the “Purchaser”), a company organized under the laws of France and an indirect wholly owned subsidiary of Sierra Wireless, Inc., a corporation organized under the laws of Canada (together with its subsidiaries, “Sierra Wireless”), disclosed in a Tender Offer Statement on Schedule TO dated January 8, 2009 (as may be amended or supplemented from time to time, the “Schedule TO”), to purchase (i) Shares, at a price of 8.50 euros per Share including any dividends payable, that are held by holders who reside in the United States, (ii) ADSs held by holders wherever located, at a price equal to the U.S. dollar equivalent of 8.50 euros per Share including any dividends payable, and (iii) OCEANEs held by holders who reside in the United States at a price of 31.93 euros plus unpaid accrued interest (defined in the Schedule TO as the interest accrued but unpaid calculated pro rata from the number of days from the last interest payment date to the day of settlement for the OCEANEs) per OCEANE, in each case, net to the seller in cash (U.S. dollars in the case of the ADSs tendered and euros in the case of Shares or OCEANEs tendered) without interest and net of any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Purchaser’s U.S. Offer to Purchase, dated January 8, 2009 (the “U.S. Offer to Purchase”), the related ADS letter of transmittal, and the related forms of acceptance for Shares and OCEANEs (which, together with the U.S. Offer to Purchase and any amendments or supplements thereto, collectively constitute the “U.S. Offer”).

Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3(a)(ii) is hereby amended and supplemented by adding the following thereto:

On March 6, 2009, concurrently with his resignation from his posts as Chief Executive Officer and Director of the Company (the “Resignation”), Mr. Black entered into an agreement (the “Separation Agreement”) with Purchaser, the Company, and Wavecom, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Wavecom, Inc.” and collectively, the “Parties”). Under the terms of the Separation Agreement, Mr. Black will retain his employment agreement with Wavecom, Inc. through June 30, 2009 and is entitled to receive a monthly salary of 14,050 euros plus a car, housing and medical allowance. The Separation Agreement also provides that Mr. Black is entitled to a severance payment of 1,264,500 euros, as set forth in the service agreement dated July 22, 2004, as amended, subject to acknowledgement by the Company’s Board of Directors that the performance conditions set out by the Company’s Board of Directors on November 17, 2008 have been met. The Separation Agreement also calls for a transaction bonus of 822,500 euros to be paid to Mr. Black. Additionally, the Separation Agreement contains a non-compete and non-solicitation clause, whereby Mr. Black undertakes (i) to refrain from soliciting the Company’s customers and employees and (ii) not to accept employment in North America or Europe with a business engaged in activities similar to those of Sierra Wireless, Inc or the Company, in each case, for a period of two years. Finally, the Separation Agreement contains mutual releases in which Mr. Black, the Company and Wavecom, Inc. relinquish any claims against one another arising out of Mr. Black’s employment with the Company and Wavecom, Inc.

On March 6, 2009, concurrently with his Resignation, Mr. Black entered into an agreement (the “Securities and Rights Agreement”) with Purchaser and the Company, whereby Mr. Black undertook to exercise all of his 2004 stock options and founder’s warrants prior to the close of the French Offer’s subsequent offering period and to tender the resulting Shares, as well as any other Shares he holds, into the French Offer’s subsequent offering period. In addition, the Securities and Rights Agreement sets forth the terms and conditions under which Mr. Black will be able to exercise his 78,173 free shares granted on May 17, 2006 (the “2006 Free Shares”) and his 77,650 free shares granted on June 7, 2007 (the “2007 Free Shares”). Pursuant to the Securities and Rights Agreement Purchaser has a call option, whereby it may cause Mr. Black to sell his 2006 Free Shares and 2007 Free Shares to Purchaser at the same price as the Offer of 8.50 euros per share, subject to adjustments taking into account changes in the share capital including stock splits, during certain periods specified in the Securities and Rights Agreement. In addition Mr. Black has a put option, whereby he may cause Purchaser to purchase his 2006 Free Shares and 2007 Free Shares at the same price as the Offer of 8.50 euros per share, subject to adjustments taking into account changes in the share capital including stock splits, during certain periods specified in the Securities and Rights Agreement.

The descriptions of the Separation Agreement and the Securities and Rights Agreement set forth above are qualified in their entirety by reference to the Separation Agreement and the Securities and Rights Agreement, which are attached, respectively, as Exhibit 99(e)(14) and Exhibit 99(e)(15) hereto, and are incorporated herein by reference. The Separation Agreement and the Securities and Rights Agreement should be read in their entirety for a more complete description of the matters summarized herein.

Item 3(a)(iii) is hereby amended and supplemented by adding the following thereto:

On March 5, 2009, Chantal Bourgeat, the Company’s Chief Financial Officer, was informed of the Company’s CEO’s decision to award her a special bonus, as contemplated in the MOU, equal to Ms. Bourgeat’s annual fixed and variable salary for one year and associated social security and other charges as compensation for her additional efforts expended in relation to the tender offers initiated for the Company’s securities.

Item 3(d) is hereby amended and supplemented by adding the following thereto:

(iv) Separation Agreement and Securities and Rights Agreement

The discussion of the Separation Agreement and the Securities and Rights Agreement in Item 3(a)(ii) is incorporated herein by reference.

Item 8.            Additional Information.

Item 8(a) is hereby amended and supplemented by adding the following thereto:

During a meeting of the Company’s Board of Directors held on March 6, 2009 and following the change of control of the Company, Michel Alard, Aram Hékimian, Bernard Gilly, Stephen Imbler and Anthony Maher tendered their resignations as directors of the Company and Ronald Black tendered his resignation as director and CEO of the Company, effective as of March 6, 2009, which resignations were duly accepted.

On March 6, 2009, the following persons were appointed to the Company’s Board of Directors: Jason Cohenhour, David McLennan, Jason Krause, Daniel Schieler and James Kirkpatrick, all employees of Sierra Wireless, Inc.

In addition, Jason Cohenour has been named CEO and Chairman of the Board of Directors of the Company and David McLennan has been named Deputy CEO of the Company.

Item 9.            Exhibits.

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description
99(e)(14)	Separation Agreement by and among Sierra Wireless France, Wavecom, Inc, Wavecom and Ronald Black, dated March 6, 2009
99(e)(15)	Securities and Rights Agreement by and among Sierra Wireless France, Wavecom and Ronald Black, dated March 6, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2009

WAVECOM S.A.

BY:	/s/ David McLennan
NAME:	David McLennan
TITLE:	Deputy Chief Executive Officer